Exhibit 11.2

CPI CORP.
Computation of Per Common Share Earnings (Loss) — Basic
(Unaudited)

	12 Weeks Ended		24 Weeks Ended
	July 19, 2003	July 20, 2002	July 19, 2003	July 20, 2002
Basic:
Net earnings (loss) applicable to common shares:
From continuing operations	$(825,526)	$(143,349)	$(3,555,318)	$(801,790)
From discontinued operations	--	134,873	--	80,139

Net loss	$(825,526)	$(8,476)	$(3,555,318)	$(721,651)

Shares:
Weighted average number of common shares
outstanding	18,339,171	18,275,894	18,339,127	18,273,624
Less: Treasury stock - weighted average	(10,238,303)	(10,238,303)	(10,238,303)	(10,238,303)

Weighted average number of common and
common equivalent shares outstanding	8,100,868	8,037,591	8,100,824	8,035,321

Net earnings (loss) per common and common equivalent shares:
From continuing operations	$(0.10)	$(0.01)	$(0.44)	$(0.10)
From discontinued operations	0.00	0.01	0.00	0.01

Net loss	$(0.10)	$(0.00)	$(0.44)	$(0.09)